

connetics
CORP

Nothing but the facts : 2002 ANNUAL REPORT


03056002



DEAR STOCKHOLDERS

Connetics recently celebrated its 10th anniversary as a company and it is my pleasure to report to you on our many accomplishments during 2002, our most exciting year to date.

In 2002, we implemented a number of programs and initiatives that I believe will drive continued success during 2003 and beyond. Our product development and regulatory capabilities are hitting on all cylinders as we move our important late-stage products toward commercialization in a rapid and cost-effective manner. We have accelerated our formulation activities to assure a continuous flow of innovative new product candidates.

For the first time in our history, we are in pivotal clinical trials with three product candidates concurrently: Velac® gel, a first-in-class combination therapy for acne; Actiza™, a proprietary foam formulation of clindamycin also for treating acne; and Extina™, a proprietary foam formulation of the antifungal drug ketoconazole. More than 3,000 patients will participate in these studies, which are targeted to address U.S. markets worth more than $2 billion annually.

The near-term drivers of our financial success remain OLUX® and Luxíq®. We have enjoyed strong revenue growth with the products and believe our foam delivery vehicle offers patients a valuable alternative to other topical formulations. Late in 2002, we received approval from the FDA to expand the use of OLUX beyond scalp dermatoses to include the treatment of non-scalp psoriasis, thereby significantly increasing the market potential for OLUX.

We believe our financial and operating success is strengthened by our strong commitment to the dermatology field through support in training, education and dermatology professional societies. We are particularly proud of our sponsorship of an innovative dermatology residency program, as well as our support of other teaching and training programs. Through the residency program, dermatology residents will gain valuable access to research and development programs and a unique perspective on the role of private industry.

We believe 2003 will be a breakout year for us as we expect to complete three Phase III programs, prepare to initiate Phase III programs for additional new products in 2004, continue to increase revenues, and achieve profitability. None of this would be possible without the support of our shareholders, the loyalty and advice of our customers, the guidance of our board of directors, and the commitment and passion of every single one of our very talented employees. The 190 employees of Connetics share a commitment to succeed, and to continuous improvement in all that we do. That is the formula for industry leadership, and for building shareholder value.

I am grateful for your support and look forward to rewarding your investment in our future.



Thomas G. Wiggans
Chief Executive Officer
March 2003

Dermatology product revenues increased 64% over 2001 to $47.4 million

Both of our products became the leading dermatology brands in their respective categories

Total revenues grew by 54% while expenses increased by 15%, evidence of our commitment to operating an efficient, high-growth business

In 2002, our R&D investment of over $25 million resulted in the initiation of three Phase III clinical programs

Our market value increased in 2002 in spite of a very difficult year for the financial markets



Strong financial position leading to profitability


DERMATOLOGY
PRODUCT
REVENUES
(dollars in millions)
$6.0
$12.2
$28.8
$47.4
CORPORATE PARTNERS
Company
Product
Pharmacia
Novartis
Bayer
Pfizer
Mipharm
Celltech

STRONG FINANCIAL PERFORMANCE Connetics has been selling dermatology products since 1999. In that first year of sales, Connetics realized $6 million in revenue. In 2002, just three years later, Connetics has increased its revenue by nearly eight-fold to over $47 million. In this past year, sales of the Company's two core products, OLUX® and Luxíq®, continued to rise. In addition to positive prescription trends for these FDA-approved products, the December 2002 FDA approval of OLUX® for non-scalp psoriasis significantly expanded the product's target market and provides the basis for projected sales growth for OLUX®.

In order to ensure a robust pipeline that will be able to fuel future growth, Connetics has made a significant investment in research and development. Connetics invested nearly half of its revenue in 2002 into product development for a total of over $25 million. Also, during the year, Connetics licensed North American rights to Velac®, a first-in-class combination acne product. While our focus is on driving revenue in the present dermatology market, we have also licensed our technology to major international drug companies.

Connetics' cash position remains strong with cash and equivalents totaling $33.8 million at December 31, 2002. The Company is well positioned to continue its strong sales growth and achieve profitability in 2003, while simultaneously supporting an ambitious product development program.

80% of patients prefer foam to other topical vehicles



Three products in Phase III clinical trials, six product candidates in formulation development

VersaFoam™


Luxiq
Olux
PROFESSIONAL SAMPLES
Luxiq
PROFESSIONAL SAMPLES
Olux

ROBUST PIPELINE Connetics continues to expand its clinical portfolio with a strong pipeline of potential new therapies through its strategic 4-2-1 product development model. The program goal is to have at least 4 products in formulation stage development, 2 products in late-stage clinical development and 1 new product or indication introduced to the market each year. Connetics executes this strategy by incorporating approved active ingredients into its proprietary delivery vehicles and pursuing a low risk, low cost development path.

The Company's current Phase III product development programs, Extina™, Actiza™ and Velac®, are focused on the $484 million antifungal, $594 million topical antibiotic and the $977 million acne markets, respectively.

VersaFoam™, Connetics' proprietary delivery vehicle, is currently used to deliver OLUX® and Luxíq®. VersaFoam™ is a unique delivery modality that has changed the way patients feel about topical products. VersaFoam™ is unlike messy, inconvenient gels, ointments, creams, and solutions and has been specifically formulated to deliver greater patient satisfaction.

In addition to the progress of its proprietary products, Connetics has licensed its innovative and patented delivery technologies to Pharmacia and Novartis. In 2002, Connetics announced it licensed minoxidil foam to Pharmacia Corporation for Pharmacia's Rogaine® hair loss treatment. This license is an example of how Connetics continues to innovate and strengthen existing brands by leveraging its proprietary foam delivery vehicle, VersaFoam™. Novartis has licensed Connetics' proprietary sustained release gel delivery system for the topical antifungal category, including their top selling product Lamisil®.

Olux
(clobetasol propionate) Foam, 0.05%
Super high potency with a twist™

Luxíq
(betamethasone valerate) Foam, 0.12%
An elegant means to an effective end

Superior sales force and customer service



CONNETICS EXECUTIVE COMMITTEE SHOWN FROM LEFT TO RIGHT:

C. Gregory Vontz
Executive Vice President and Chief Operating Officer

Thomas G. Wiggans
President and Chief Executive Officer

Rebecca S. Gardiner
Senior Vice President, Human Resources and Organizational Dynamics

John L. Higgins
Executive Vice President, Finance, Administration and Corporate Development; and Chief Financial Officer

Katrina J. Church
Executive Vice President, Legal Affairs; General Counsel and Secretar

COMMITMENT TO DERMATOLOGY Connetics provides outstanding customer service to the dermatology community. The Company believes that customer service means more than just a robust pipeline and product innovation, and understands the value of providing highly distinctive programs and services. Connetics puts a strong emphasis on effective customer interface through its 60-plus person sales force.

As part of this commitment, Connetics has designed several programs to support dermatologists, and is providing superior customer service to the dermatology field through its commitment to research and training. Connetics invested in technology and collaborated with dermatologists to create OPIS™, the first and only surgical procedure logging software program designed specifically for dermatology residents. In 2002, Connetics established an innovative dermatology residency program in collaboration with medical schools, where residents can rotate through Connetics' science and clinical research departments to learn about the drug development and clinical research process.

Assisting patient support organizations is also a core component of the Company's customer service goal. Connetics provides corporate sponsorship to various dermatology groups, including the National Psoriasis Foundation, the Dermatology Foundation, the Skin Disease Education Foundation, and the Foundation for Research & Education in Dermatology. In 2002, Connetics sponsored Camp Wonder, a medically staffed summer camp sponsored by the Childrens' Skin Disease Foundation for children suffering from serious skin diseases.

Besides providing innovative programs and services, a critical part of Connetics' mission is to improve the quality of life of patients. The Company is dedicated to ensuring that its sales force provides the best service to its customers, dermatologists and dermatology health care providers. Connetics values interactions with all of its customers, as they provide important feedback that helps the Company better serve the needs of dermatologists and their patients.

BOARD OF DIRECTORS

G. Kirk Raab
Chairman
Former President and CEO,
Genentech, Inc.

Thomas G. Wiggans
President and CEO,
Connetics Corporation

Alexander E. Barkas, Ph.D.
Managing Partner,
Prospect Venture Partners

Eugene A. Bauer, M.D.
Former VP, Stanford University
Medical Center and Dean,
Stanford University School of Medicine

R. Andrew Eckert
Chief Executive Officer
Docent, Inc.

John C. Kane
Former President and COO,
Cardinal Health, Inc.

Thomas D. Kiley
Attorney Consultant
Former VP Corporate Development,
Genentech, Inc.

Glenn A. Oclassen
Founder and Former Chairman,
Oclassen Pharmaceuticals

Leon E. Pannetta
Director, The Leon & Slyvia
Panetta Institute for Public Policy

FINANCIAL DATA (in millions)

	2000	2001	2002
Operations:			
Product revenues	$ 20.1	$ 30.9	$ 47.6
Contract and royalty revenues	20.7	3.2	5.2
Total revenues	40.8	34.1	52.8
Total expenses	52.4	60.6	72.3
Loss from operations	(11.6)	(26.5)	(19.5)
Gain on sale of investments	43.0	8.1	2.1
Other	0.8	1.7	0.8
Income (loss) before cumulative effect of change in accounting principle	32.2	(16.7)	(16.6)
Cumulative effect of change in accounting principle	(5.2)	–	–
Net income (loss) after cumulative effect of change in accounting principle	$ 27.0	$ (16.7)	$ (16.6)
Balance Sheet:			
Cash and securities	$ 80.2	$ 48.5	$ 33.8
Total assets	85.7	72.3	59.6
Stockholders' equity	72.6	61.4	44.7


connetic
Connecting Science, Skin and

3290 West Bayshore Road Palo Alto California 94303
T 650 843 2800 F 650 843 2899 www.connetics.com



Connetics, Luxiq and OLUX are registered trademarks, and Extina, Actiza, VersaFoam, the VersaFoam logo, the Connetics logo and "Connecting Science, Skin and Lives" are trademarks, of Connetics Corporation.

Special Note Except for historical information, this report contains forward-looking statements that involve risks and uncertainties. All information included in this report is based on information available to Connetics as of March 2003 and actual results could differ materially. Factors that could cause or contribute to such differences include, but are not limited to, risks and other factors that are discussed in documents filed by Connetics with the SEC. The significant risks include the risk that corporate revenue and profit margins will not be as projected, uncertainty of success of Connetics' product development efforts and commercialization and product acceptance, and the uncertainties associated with the regulatory process and competition from other products.

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